U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:
Norfolk Southern Corporation
NAME OF PERSONS RELYING ON EXEMPTION:
Jeffrey Sonnenfeld and Steven Tian
ADDRESS OF PERSON RELYING ON EXEMPTION:
165 Whitney Ave., New Haven CT 06511

Written materials voluntary submitted pursuant to Rule 14a-
6(g)(1) promulgated under the Securities Exchange Act of 1934.

Norfolk Southern Corporation (NYSE: NSC)


April/May 2024

On April 15, 2024, Jeffrey Sonnenfeld and Steven Tian ("We") published an online article with Fortune Media (the "Article") along with an accompanying slide presentation (the "Supplemental Presentation"), containing our objective analysis of the Norfolk Southern vs. Ancora proxy fight as academic scholars and corporate governance experts. While we offered praise for the qualifications of several Ancora-backed nominees, we also expressed concern that Ancora has conducted their activist campaign in a way which ignores the track record of improvements made by Norfolk Southern leadership, while resorting to increasingly aggressive ad hominem attacks against those who might have factual disagreements with Ancora's stances.

On April 22, 2024, Ancora Alternatives LLC ("Ancora
Alternatives" and together with its affiliates, "Ancora") filed a submission with the SEC on form DFAN14A, which included two lengthy letters from legal counsel for Ancora ("Ancora
Counsel"), addressed to Sonnenfeld and Tian, containing many false insinuations and misleading assertions about Sonnenfeld and Tian's motives, among other defamatory and damaging ad hominem attacks on Sonnenfeld and Tian.

Ancora's filing summarized their false allegations against Sonnenfeld and Tian: "the letter expressed concern that the nature and extent of the relationships between the authors and Norfolk Southern...have not been fully disclosed and that the Article and the Supplemental Presentation may constitute unlawful solicitation materials under the SEC proxy rules." Ancora
Counsel falsely alleged, "we have serious concerns that the article was in fact written at the behest of Norfolk Southern through its advisors, which would constitute a gross violation of journalistic ethics and the securities laws", while raising countless other false insinuations about Sonnenfeld and Tian personally.

We categorically reject Ancora's false insinuations, assertions, and characterizations, which are damaging and defamatory. We are disappointed that rather than respond to our Article and Supplemental Presentation factually, Ancora resorted to more ad hominem attacks, sending several threatening letters wrongly casting aspersions on our motives, and recklessly suggesting we are violating federal securities laws without a shred of evidence to support their false assertions.

Let us be very clear: Ancora's assertions are completely false and baseless. To casually suggest we are violating federal securities law without evidence is ludicrous; we have no financial conflicts of interest which require disclosure with the SEC or any other entity. We are not being paid by Norfolk Southern Corporation and have never taken a penny from Norfolk Southern Corporation, nor do we hold any Norfolk Southern stock. We have no financial interest whatsoever in the success of either Norfolk Southern or Ancora. The article was not written at the behest of Norfolk Southern or through its advisors, but rather reflects our own countless hours of independent research, objective judgment, and hard work, consistent with our approach and research process for every publication we author. Ancora's insinuation of a unique role relationship between ourselves and any outside adviser is incorrect and defamatory; as with virtually every prominent corporate governance expert, we have equally broad relationships with and support from virtually all major external parties on both sides of this proxy fight, across the advisers, banks, lawyers, PR firms, suppliers, and customers who work with both Ancora and Norfolk Southern; and regardless, we do not ever publish at the behest of anybody else. As always, we speak for ourselves and choose which issues to speak out on of our own free volition.

Despite Ancora's claims, there are no genuine factual errors or misstatements which would warrant a correction, much less a retraction. We were not unfair to Ancora: in fact, we repeatedly reached out to Ancora leadership prior to publication in an effort to incorporate Ancora's perspective into our piece. Despite acknowledging receipt of our emails on multiple occasions, Ancora never once responded substantively to our inquiries.

Simply put, we stand by our original research. Ancora has failed to identify even a single fact or data point which requires correction, amidst a veritable smorgasbord of false and defamatory ad hominem assertions against the integrity of Sonnenfeld and Tian. We hope that Ancora will not persist in making wildly untrue accusations casting aspersions on the motives and character of Sonnenfeld and Tian, which Ancora now knows to be blatantly false, without a shred of evidence to support their false claims. It is past time for the false, damaging ad hominem innuendo and insinuations to stop; and to return to the world of facts, data, and evidence.

Jeffrey Sonnenfeld and Steven Tian
New Haven, Connecticut